[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

November 3, 2014

VIA EDGAR
Asen Parachkevov, Attorney Adviser
Sheila Stout, Staff Accountant
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Registration Statement (333-198505) of Prospect Capital Corporation (the “Company”)
Dear Mr. Parachkevov and Ms. Stout:
We are in receipt of oral comments provided by each of you on October 23, 2014 regarding the Company’s Registration Statement on Form N-2 (the “Registration Statement”).
The Company has considered your comments and has authorized us to make on its behalf the responses and changes to the Company’s Registration Statement discussed below. These changes are reflected in Pre-Effective Amendment No. 2 to the Company’s Registration Statement being filed today.
The Company’s responses to the comments are set forth below. For ease of reference, a summary of each comment is set forth in bold font and followed by the corresponding response. Terms that are capitalized but not defined herein shall have the same meaning assigned to them in the Registration Statement.

Mr. Asen Parachkevov
Ms. Sheila Stout
November 3, 2014

1.    Please confirm that the Company does not currently intend to issue debt securities within a year from the effective date of the Registration Statement.
The Company does not currently intend to issue debt securities within one year after the Registration Statement is declared effective other than to redeem debt that is currently outstanding. The Company has no intention of redeeming debt using the proceeds of debt with a higher interest rate. Therefore, the Company believes that it is unnecessary to revise the fees and expense table.
2.    Please note that the Staff intends to revisit comment 14 from the prior comment letter, dated October 1, 2014, in the event that investing in original discount instruments and PIK securities.
Duly noted.
3.    Please include a list of the Company’s wholly-owned and substantially wholly-owned subsidiaries to be included in the Company’s September 30, 2014 financial statements.
The Company will be consolidating the following companies effective July 1, 2014:
AMU Holdings Inc.
APH Property Holdings, LLC
Arctic Oilfield Equipment USA, Inc.
CCPI Holdings Inc.
CP Holdings of Delaware LLC
Credit Central Holdings of Delaware, LLC
Energy Solutions Holdings Inc.
First Tower Holdings of Delaware LLC
Harbortouch Holdings of Delaware Inc.
MITY Holdings of Delaware Inc.
Nationwide Acceptance Holdings LLC
NMMB Holdings, Inc.
NPH Property Holdings, LLC
STI Holding, Inc.
UPH Property Holdings, LLC
Valley Electric Holdings I, Inc.
Valley Electric Holdings II, Inc.
Wolf Energy Holdings Inc.

Mr. Asen Parachkevov
Ms. Sheila Stout
November 3, 2014

4.    Please confirm that all short term liquid investments are overnight deposits that should not be listed as investments.
The Company confirms that all of its short term liquid investments are overnight deposits.
5.    Please attempt to tie the Schedule of Investments to the fair value hierarchy disclosures in Note 3 to the Financial Statements, Portfolio Investments, using the nomenclature used by the constituent instruments defining the rights of holders of the investment.
The Company will add such disclosure going forward.
6.    Please file an amendment to your 10-K to remove the word "unaudited" from Note 3, Portfolio Investments, regarding the unconsolidated significant subsidiary First Tower Holdings of Delaware LLC.
The Company filed an amendment to its 10-K for the fiscal year ended June 30, 2014 on November 3, 2014.
7.    As previously stated in comment 26 to the comment letter dated October 1, 2014, based on the information that has been disclosed in the financial statements of Prospect for First Tower Holdings of Delaware LLC, the staff has calculated a percentage that would trigger the requirements of Regulation S-X 3-09 and would therefore require audited financial statements of First Tower Holdings of Delaware LLC to be included with the financial statements of Prospect Capital. Please file an amendment to your 10-K to include such financial statements.
The Company filed an amendment to its 10-K for the fiscal year ended June 30, 2014 on November 3, 2014. Item 8 of the 10-K includes the audited financial statements of First Tower Holdings of Delaware LLC and its subsidiaries (“FT DE”). As the Securities and Exchange Commission (the "Commission") has not released details on the mechanics of how the calculations related to Regulation S-X Rules 3-09 and 4-08(g) are to be completed, there is diversity in practice for the calculation. Based on the Company's interpretation of Regulation S-X Rule 3-09 and related calculations, the Company does not believe that audited financial statements are required for FT DE. The Company has included the audited financial statements of FT DE after its consolidated financial statements in order to cover the possibility that the Commission will adopt an interpretation that would require such filing. The Company expects that the Commission will clarify the calculation method in the future.
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Mr. Asen Parachkevov
Ms. Sheila Stout
November 3, 2014

The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) should the Commission or the Staff , acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (iii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iv) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or comments or require any additional information in connection with the above, please telephone the undersigned at (212) 735-2790 or Steven Grigoriou at (416) 777-4727.
Sincerely,
/s/ Richard Prins
Richard Prins